UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  20 )


SMUCKER (J M) Co - CL A
(Name of Issuer)

Common Stock
(Title of Class of Securities)

832696108
(Cusip Number)

09/30/1999
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

{ X }     Rule 13d-1( b )
{   }     Rule 13d-1( c )
{   }     Rule 13d-1( d )

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and of any subsequent amendment containing information which would alter the disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).





(Continued on the following page(s))

Page 1 of 5














CUSIP No.

832696108

13G

Page 2 of 5

Pages























1
Name of Reporting Person





















S.S. or I.R.S. Identification No. of Above Person





















KeyCorp
I.R.S. Employer Identification No. 34-1784820









2
Check the Appropriate Box if a Member of a Group*














(a)



















Not Applicable

(b)
















3
SEC Use Only































4
Citizenship or Place of Organization





















State of Ohio






















5
Sole Voting Power












578,176






Number of










Shares
6
Shared Voting








Beneficially

Power

8,450






Owned By










Each Reporting
7
Sole Dispositive








Person With

Power

568,033


















8
Shared Dispositive Power












146,963
















9
Aggregate Amount Beneficially Owned by Each Reporting Person











714,996




















10
Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*










Not Applicable




















11
Percent of Class Represented by Amount in Row 9










4.98%




















12
Type of Reporting Person*










HC





















SEC 1745 (6-80)				*SEE INSTRUCTIONS BEFORE FILLING OUT




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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington  D.C.  20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934
(Amendment No. 20)

Item 1 (a).  Name of Issuer:

SMUCKER (J M) Co -  CL A

Item 1 (b).  Address of Issuer's principal executive offices:

One Strawberry Lane
Orville, Ohio 44667-0280

Item 2 (a).  Name of person filing:

KeyCorp

Item 2 (b).  Address of principal business office:

127 Public Square
Cleveland,  Ohio  44114-1306

Item 2 (c).  Place of organization:

State of Ohio

Item 2 (d).  Title of class of securities:

Common Stock

Item 2 (e).  CUSIP Number:

832696108

Item 3.         If this statement is filed pursuant to Rules 13d-1(b),  or
                     13d - 2 (b), indicate type of  person filing:

Person filing is a Parent Holding Company, in accordance with 240.13d - 1(b)(ii)(G)








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Item 4.
Ownership:

















(a)  Amount of beneficially owned:





714,996
shares










(b)  Percent of class:






4.98%










(c)  Number of shares as to which such person has:

















    (i)Sole power to vote or to direct the vote






578,176

   (ii)Shared power to vote or to direct the vote






8,450

  (iii)Sole power to dispose or to direct the disposition of






568,033

   (iv)Shared power to dispose or to direct the disposition of






146,963









Item 5.
Ownership of five percent or less of a class:

















Not Applicable
















Item 6.
Ownership of more than five percent on behalf of another person:

















Other persons are known to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of these securities.  Those persons whose








interest relates to more than five percent of the class are:
None
















Item 7.
Identification and classification of the subsidiaries which acquired the security being reported on by the parent holding company:


























Identification:    KeyBank National Association, Key Trust Company of Ohio
National Association

Classification:    (B) Banks as defined by Section 3 (A) (6) of the Act.

















Identification:    Key Asset Management, Inc.
(including Spears, Benzak, Soloman & Farrell, Inc.)

Classification:    Registered investment advisor








Item 8.
Identification and classification of members of the group:

















Not Applicable
















Item 9.
Notice of dissolution of group:

















Not Applicable









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Item 10.  Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  October 12, 1999



KeyCorp

By:




Carol Davenport
Chief Fiduciary Officer
KeyBank
















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